Filed by Aytu BioScience, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:
Aytu BioScience, Inc. (SEC File No. 001-38247)

FY19 Year-End & Fourth Quarter Business Update Call Script

Operator:

Good afternoon everyone and thank you for joining us for the Aytu BioScience year-end and fourth quarter business update call for the year ended June 30, 2019. With me this afternoon are Aytu’s Chairman and Chief Executive Officer Josh Disbrow and Chief Financial Officer Dave Green.

Aytu BioScience issued a press release earlier this afternoon with details of the Company’s operational and financial results. A copy of the press release is available on the News page of the Company’s website at aytubio.com.

I’d like to remind everyone that today’s call is being recorded. A replay of today’s call will be available by using the telephone numbers and conference ID provided in the earnings press release. In addition, a webcast will be accessible live and archived on Aytu BioScience’s website, within the Investors section under Events & Presentations at aytubio.com.

Finally, I’d also like to call your attention to the customary Safe Harbor disclosure regarding forward-looking information. The conference call today will contain certain forward-looking statements, including statements regarding the goals, strategies, beliefs, expectations, and future potential operating results of Aytu BioScience.

Although management believes these statements are reasonable based on estimates, assumptions, and projections as of today, September 26, 2019, these statements are not guarantees of future performance. Time sensitive information may no longer be accurate at the time of any telephonic or webcast replay.

Actual results may differ materially as a result of risks, uncertainties, and other factors including but not limited to the factors set forth in the Company’s filings with the SEC. Aytu undertakes no obligation to update or revise any of these forward-looking statements.

I’d now like to turn the call over to Aytu’s CEO Josh Disbrow.

Josh Disbrow:

Good afternoon and thanks for joining us for today’s fiscal 2019 full-year operational and financial highlights call. We’re glad to be with you this afternoon. Today’s call will focus on 2019’s key accomplishments, our growth plans as we enter our fiscal 2020, and the recently announced acquisition of Innovus Pharmaceuticals, which we’re extremely excited about.

Starting with the company’s key accomplishments:

Fiscal 2019 was an exceptional year of growth. Doubling revenue and going from two commercial products in fiscal 2018 to now four with the licensing of Zolpimist and Tuzistra XR were both huge developments for the company in 2019.

It was also a pivotal year from a capital markets perspective, having completed two financings bringing in over $20 million, in a round led by healthcare institutional investor Armistice Capital. Following that, we were successful in attracting two reputable Wall Street healthcare analysts from Ladenburg Thallman and Northland Securities.

Finally, this past year we added two exceptional board members in Steve Boyd and Ketan Mehta. Steve is a highly respected investor and founder of healthcare institutional investor Armistice Capital, and Ketan is a pharmaceutical entrepreneur and President of specialty pharmaceutical company Tris Pharma. We’re pleased to have both gentlemen on the board, and we couldn’t be more pleased with the progress we made in 2019.

Now with specific regard to our financial and operational performance:

I’m pleased to reiterate that revenues increased 100% this year to $7.3 million – up from $3.7 million the year prior. And this performance was largely driven by Natesto and MiOXSYS – which both saw strong year-over-year growth.

Diving a little deeper on both products’ performance, Natesto total prescriptions grew 33% for the year, and this prescription growth was accompanied by growth of the prescriber base to almost 2,800 writers nationwide. Additionally, the product refill rate increased dramatically – due in part to the successful rollout of Natesto Direct, which we’ve recently modified and are now calling Natesto At Home. Refills increased by 95% to take total prescriptions for the year to over 10,000. To be more specific, total prescriptions for the year ended June 30 were 10,280 which is up from the prior year’s 7,700 TRxs. I’ll provide a quick snapshot of the recent Natesto prescription activity. Both new and total Natesto prescriptions were up from the previous quarter. Total prescriptions increased from 2,600 prescriptions in Q3 to 2,900 prescriptions in Q4 – or up to an average of 225 TRxs per week. This is a quarterly high, and this growth is significant. It is significant because we grew Natesto prescriptions in the face of transition. In late spring and early summer we transitioned service providers on the Natesto Direct program and modified it to make it a stronger offering for patients and clinicians. Through our constant improvement efforts, we identified a better and more comprehensive solution to assist patients, and we’re looking forward to expanding services to patients on the reimbursement and patient support front. This new provider has begun its transition of prescriptions from previous providers and previous pharmacies, so there’s a natural start up time and a lag to get the patients and physicians onboarded. We expect some continuing transition pains and potentially a short-term impact on scripts, but we’re happy with the new provider and believe we’re better positioned to grow Natesto through this more robust, scalable provider. So again, despite some disruption to the patient capture and support process, Natesto scripts are actually up quarter to quarter, and we’re very happy to see that. We’re excited about the new Natesto At Home program and how this will further support patients and providers in getting Natesto filled and covered.

Our male infertility product MiOXSYS also saw substantial growth in fiscal 2019. The company placed 91 instruments for the year, which takes MiOXSYS instrument placements to 269 around the world, having now sold the product into thirty-five countries. Multiple clinical presentations and scientific publications further showcased the product’s clinical utility at leading conferences around the world. Of note, at this summer’s ESHRE scientific conference in Vienna, six presentations were made by some of the world’s leading andrologists and urologists to several large audiences of thought leaders and practitioners from around the globe.

The business showed strong growth as evidenced by the Natesto and MiOXSYS performance, and the addition of sleep aid ZolpiMist and antitussive Tuzistra in 2019 are expected to propel additional growth with an expanded revenue base.

Zolpimist, in the second half of fiscal 2019, became a higher promotional priority for the sales force and since we initiated our pay-no-more-than $49 copay program, we’ve grown NRxs 46% and TRxs 21% quarter to quarter. The Rx numbers are still relatively small, but its early in this re-launch and we expect to see steady growth from here. Zolpimist got a recent boost with the peer-reviewed publication by doctors Raffa and Westfield documenting that both the pK profile and clinical attributes stack up very favorably to Ambien tablets. In a publication in the peer-reviewed journal Pharmacology and Pharmacy, it was clearly demonstrated that Zolpimist spray outperforms Ambien tablets in both time to blood levels as well as in key clinical insomnia markers. The sales force has now been armed with this publication, and the early results are encouraging – and – again - scripts are growing.

Also encouraging is the solid start we had with Tuzistra this past cough season. Despite getting out into the field after the cough season was underway and a lighter than normal cold season, we got Tuzistra XR to over 400 prescriptions weekly and a total of 7700 TRxs this fiscal year. We expect this year to be even stronger as we’ll have a full season to be in the field. We also just launched co-promotion partnership that I’ll speak to shortly. Before I do that, I’ll turn it over to Dave to walk through the financials. Dave, please go ahead:

Dave Green:

Thank you, Josh, and thank you all for joining us this afternoon.

Today, I’ll review our financial results for the Fiscal Year ended June 30th 2019 – which was the strongest year for the Company since inception, from a financial perspective.

First, a couple housekeeping notes:

Our Form 10-K covering the twelve-month periods ended 6/30/19 and 6/30/2018 will be filed with the SEC later today.

That filing contains our full, annual report.

We also issued a press release earlier this afternoon -- with a summary of the 2019 results.

The press release – which includes summary financial statements -- can be found in the ‘Investors’ section of our website: www.aytubio.com.

And now, our fiscal year 2019 financial results.

As Josh mentioned, Revenue for 2019 was $7.32 million, which represents a doubling of FY 2018 revenue.

The 100% revenue growth was led by Natesto, which surged 97% year-over-year.

Next in line, our medical device, MiOXSYS, grew 89% year-over-year with strong growth in both Europe and Japan.

And finally, both products launched in 2019, Tuzistra-XR and ZolpiMist, contributed to our 2019 top-line growth.

Gross profit for 2019 was $5.1 million compared to $1.6 million in 2018, a more than 3x increase on higher revenue and a stronger gross profit margin.

Operating expenses, excluding COGS, were approximately $22 million in FY 2019 compared to $21.3 million in 2018. Factoring out non-cash items, operating expenses were $18.7 million in 2019 compared to $17 million in 2018. The increase was driven by Sales & Marketing and Personnel expenses, largely to support new product launches and the addition of patient services supporting Natesto. G&A expenses declined in 2019 and offset some of the commercial cost increases.

The operating loss for 2019 was $16.8 million, compared to $19.7 million in 2018. The roughly $2.85 million improvement was largely driven by revenue and gross profit growth offset by increased selling and personnel costs.

Net loss for 2019 was $27.1 million or $3.48 per share.

Of note, approximately $9.8 million of the net loss is attributable to a below the line, non-cash loss due to an increase in our contingent consideration liability.

The sharp non-cash increase is due to an increase in expected contingent consideration tied to the acquisition of Tuzistra XR – as= well as expected future revenue growth over the product portfolio.

This is a positive as higher expected revenue goes hand-in-hand with the expectation of increased contingent payouts such as royalties and milestones.

Turning to the cash flow statement, net cash used in operating activities for fiscal 2019 was approximately $13.8 million, which is $2.1 million less than cash used in fiscal 2018.

A few balance sheet items to note include:

Our FYE cash balance was $11.3 million, and

Total assets were $34.7 million, compared to $21 million at FYE 2018.

Finally, during the 4th quarter, we completed a shareholder approved exchange transaction that eliminated all of our outstanding interest-bearing debt and related accrued interest.

In connection with the exchange, we issued approximately 5.9 million shares and 4.4 million warrants - and eliminated approximately $5.1 million of debt and accrued interest.

Altogether and to summarize FY 2019 from a financial perspective, we:

● achieved 100% revenue growth

● increased gross profit more than 3x

● reduced net cash used in operating activities by $2.1 million, and

● eliminated all interest-bearing debt

That financial performance, together with the two FY2019 product launches (Tuzistra-XR and ZolpiMist) plus the recent strategic and operational initiatives that Josh announced, sets Aytu up for continued top-line growth and an accelerating reduction in burn.

With that, I’ll turn the call back over to Josh.

Josh Disbrow:

Thank you, Dave. As I alluded to in my opening remarks, we’re extremely proud of our fiscal 2019 performance, but believe that our current year, fiscal 2020, will be even stronger, and you might say transformational.

We think this for a number of reasons, which include some announcements that were made in our current fiscal first quarter ending September 30, 2019.

First, on September 4th we announced a co-promotion agreement for Tuzistra XR with privately held specialty pharmaceutical company Poly Pharmaceuticals. This commercial collaboration will nearly double the Tuzistra XR sales force to approximately 60 representatives across the United States. Poly’s geographic footprint covers approximately 750,000 antitussive prescriptions annually accounting for approximately $128 million in annual revenue. Poly’s sales force started physician and pharmacy promotion of Tuzistra XR on September 3rd and expects to promote to approximately 5,000 prescribers through the 2019-2020 cough and allergy season. We’re excited about the new relationship and having Poly on board. Since Poly’s founding in 1980, the company has been mostly focused on the antitussive and allergy market, so they’re an ideal partner for us as we launch into our first full season of promotion with Tuzistra XR. While only a few weeks into promotion and squarely ahead of the cough season setting in, we’re encouraged by their early physician customer feedback.

Secondly, in fiscal Q1 2020 we also announced that the Natesto Spermatogenesis Study results have been accepted for presentation as a “Late-Breaking Abstract” at the American Society for Reproductive Medicine (ASRM) annual meeting. The Natesto Spermatogenesis Study results have been submitted in abstract form to ASRM, and complete results will remain embargoed until the date of the presentation, which is October 16, 2019. We’ve talked about the Natesto Spermatogenesis Study and this planned data release for several months, and the readout is now just a few weeks away. Why is this data readout important? Well, as a reminder, approximately 20% of the 13 million plus men in the U.S. with Low T are in their family formation years. However, its well-known than testosterone replacement therapy causes sperm parameters to be negatively impacted and, therefore, often render men infertile. Thus, TRT treatment isn’t really an option for these 2 plus million men. So with these Natesto data and following this readout, for the first time we may see that there’s a treatment that doesn’t impact semen parameters on the whole and may become a go-to treatment for this large segment of younger men with Low T – or any man seeking to remain fertile. As it relates to Natesto, we are excited about a recently announced change and strategic transformation we’ve undertaken via our partnership with Acerus Pharmaceuticals. Acerus, our partner and licensor of Natesto based in Canada, and Aytu jointly announced our plan to expand the commercial footprint for Natesto through their planned launch of a U.S.-based sales force. Acerus, following a planned near-term financing, expects to launch a 25-person sales force focused on urology and endocrinology to complement the Aytu sales force. Through this, we’ll effectively double the sales footprint, and through Acerus’ resourcing, enable more focused coverage of the key specialists and Aytu's more focused coverage of primary care physicians. In turn, this enables greater reach and much increased frequency to our key prescribers who, I’ll remind you, have increased to almost 2,800 nationwide. Acerus expects to close their financing by year end and launch their sales team thereafter. With this adjusted commercial plan, our reps will be freed up to call on primary care physicians and sell the entire product portfolio. We’ll also shed some liabilities. Aytu has been relieved of up to $75 million in revenue-based milestones while also shedding regulatory and clinical expenses – among others. This deal makes sense for Aytu, and we’re looking forward to formally implementing this following Acerus’ closing of their financing.

Okay. So we’ve highlighted 2019’s key accomplishments and our organic growth plans and dynamics as we’ve entered our fiscal 2020.

Now I’d like to discuss the recently announced acquisition of Innovus Pharmaceuticals, the deal rationale, and why we’re so excited about it.

Starting with the deal details: on September 12th, 2019, we signed a definitive merger agreement whereby Aytu will acquire all outstanding securities in Innovus for up to $8 million upfront almost entirely in Aytu stock - and issue approximately 4.2 million shares to Innovus shareholders. Innovus generated more than $24 million in revenue in the four quarters ending June 30, 2019, and for that reason and many others we believe this is a very good deal for Aytu and our shareholders. Additional consideration may be paid to Innovus shareholders in the form of contingent value rights (CVRs) in milestone payments of up to $16 million over the next five years if specific revenue and profitability milestones are met.

Moving to why we are so excited? Well, through this combined entity, Aytu expands into the $40 billion consumer healthcare market with a portfolio of over thirty consumer products competing in large therapeutic categories including diabetes, men’s health, sexual wellness, and respiratory health. This expanded product line broadens our portfolio beyond prescription therapeutics to enable wider revenue distribution, reduced seasonality associated with our seasonal antitussive product line, and higher revenue from an expanded base of proprietary products. In short, it strengthens Aytu via additional products and a management team that has doubled revenue since 2017.

From a pro-forma perspective, combined, Aytu and Innovus generated more than $31 million in revenue over the preceding four reported quarters ending June 30, 2019. As it pertains to earnings, this business combination immediately provides increased revenue scale and enables operational synergies that can be leveraged to accelerate the combined company’s path to profitability. We believe we can gain synergies and cut costs in removing Innovus’ public company costs and reducing redundant processes and overhead. Taken as a whole we really view this transaction as transformative, and thus are thrilled with where we stand today. The deal is expected to close as early as our quarter ending December 31st and is subject to shareholder votes at both Aytu and Innovus.

 To summarize, AYTU had an outstanding fiscal 2019 doubling revenue to $7.3 million and executing across the board. Our momentum exiting fiscal 2019, coupled with our Q1 2020 announcements including a co-promote with Poly, upcoming Natesto Spermatogenesis results, and amended agreement with Acerus, supported a solid organic growth opportunity and improved potential expense profile. On top of that, we are now looking at combined trailing twelve-month revenue of more than 4 times our standalone 2019 results and potentially a faster path to profitability for the combined company as the new Aytu BioScience.

I trust we’ve made clear today that AYTU had a strong fiscal 2019, but we are even more optimistic about the new Aytu BioScience in fiscal 2020 and beyond.

Operator, at this time, I’d ask that you open the lines for the question and answer section of the call.

After Q & A

Thank you for your questions and for joining us on today’s call. We look forward to speaking with again to report next quarter’s progress. Have a good evening.